

東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)



3rd May, 2006



SEC MAIL PROCESSING
RECEIVED
MAY 15 2006
WASH, D.C.
185
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

SUPPL

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 2nd May, 2006.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

Eva Siu
Enclosures

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* For identification purpose only



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

MAJOR AND CONNECTED TRANSACTION FORMATION OF THE JOINT VENTURE COMPANY FOR A PROPERTY DEVELOPMENT PROJECT IN NANJING, THE PRC INCLUDING PROVISION OF FINANCING TO THE JOINT VENTURE COMPANY

DELAY IN DESPATCH OF CIRCULAR

The Board wishes to announce that as more time is required by the Company to finalise certain information, such as the indebtedness of the Group and the pro forma statement of the assets and liabilities of the Group combined with the Land being acquired, to be included in the Circular, the despatch of the Circular will be delayed to on or before 24th May 2006.

An application has been made to the Stock Exchange for the granting of an extension of time for the despatch of the Circular on or before 24th May 2006.

Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the announcement of ONFEM Holdings Limited (the "**Company**") dated 11th April 2006 (the "**Announcement**") relating to the formation of a joint venture company for a property development project in Nanjing, the PRC including provision of financing to the Joint Venture Company.

Reference is made to the Announcement that a circular (the "**Circular**") containing information regarding, amongst other matters, further details of the Transaction, the advice from the Independent Board Committee to the Independent Shareholders and the opinion of the independent financial adviser in connection with the Transaction will be despatched to the Shareholders as soon as practicable.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch the Circular to the Shareholders within 21 days after publication of the Announcement, that is, on or before 3rd May 2006. However, more time is required by the Company to finalise certain information, such as the indebtedness of the Group and the pro forma statement of the assets and liabilities of the Group combined with the Land being acquired, to be included in the Circular as required under the Listing Rules. Accordingly, the Company has applied to the Stock Exchange for an extension of time for the despatch of the Circular on or before 24th May 2006.

By order of the Board
He Xiaoli
Executive Director

Hong Kong, 2nd May 2006

As of the date hereof, the Board comprises eight Directors, of which five are executive Directors, namely Mr. Zhou Zhongshu, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

MAJOR AND CONNECTED TRANSACTION FORMATION OF THE JOINT VENTURE COMPANY FOR A PROPERTY DEVELOPMENT PROJECT IN NANJING, THE PRC INCLUDING PROVISION OF FINANCING TO THE JOINT VENTURE COMPANY

DELAY IN DESPATCH OF CIRCULAR

The Board wishes to announce that as more time is required by the Company to finalise certain information, such as the indebtedness of the Group and the pro forma statement of the assets and liabilities of the Group combined with the Land being acquired, to be included in the Circular, the despatch of the Circular will be delayed to on or before 24th May 2006.

An application has been made to the Stock Exchange for the granting of an extension of time for the despatch of the Circular on or before 24th May 2006.

Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the announcement of ONFEM Holdings Limited (the "**Company**") dated 11th April 2006 (the "**Announcement**") relating to the formation of a joint venture company for a property development project in Nanjing, the PRC including provision of financing to the Joint Venture Company.

Reference is made to the Announcement that a circular (the "**Circular**") containing information regarding, amongst other matters, further details of the Transaction, the advice from the Independent Board Committee to the Independent Shareholders and the opinion of the independent financial adviser in connection with the Transaction will be despatched to the Shareholders as soon as practicable.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch the Circular to the Shareholders within 21 days after publication of the Announcement, that is, on or before 3rd May 2006. However, more time is required by the Company to finalise certain information, such as the indebtedness of the Group and the pro forma statement of the assets and liabilities of the Group combined with the Land being acquired, to be included in the Circular as required under the Listing Rules. Accordingly, the Company has applied to the Stock Exchange for an extension of time for the despatch of the Circular on or before 24th May 2006.

By order of the Board
He Xiaoli
Executive Director

Hong Kong, 2nd May 2006

As of the date hereof, the Board comprises eight Directors, of which five are executive Directors, namely Mr. Zhou Zhongshu, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:230)

主要及關連交易－
就位於中國南京之物業發展項目成立合資公司
包括向合資公司提供融資

延遲寄發通函

董事會謹此宣佈,由於需要更多時間落實將載於該通函之若干資料,其中包括本集團負債及本集團經合併已收購之該地塊之備考資產負債表,故延遲該通函的寄發日期至二零零六年五月二十四日或之前。

本公司已向聯交所申請將寄發通函之期限延展至二零零六年五月二十四日或之前。

除非文義另有所指,本公佈所採用之詞彙與東方有色集團有限公司(「**本公司**」)於日期為二零零六年四月十一日就位於中國南京之物業發展項目成立合資公司包括向合資公司提供融資之公佈(「**該公佈**」)所界定者具有相同涵義。

誠如該公佈所述,本公司將於可行情況下儘快向股東寄發一份通函(「**該通函**」),當中載有(其中包括)該交易之進一步詳情、獨立董事委員會就該交易向獨立股東提供之意見及獨立財務顧問就該交易所提供之意見。

根據上市規則第14.38條,本公司須於該公佈刊發後二十一日內(即二零零六年五月三日或之前)向其股東寄發該通函。由於本公司需要更多時間落實按上市規則之要求載於該通函之若干資料,其中包括本集團負債及本集團經合併已收購之該地塊之備考資產負債表,故本公司已向聯交所申請將寄發該通函之期限延展至二零零六年五月二十四日或之前。

承董事會命
執行董事
何小麗

香港,二零零六年五月二日

於本公佈之日期,董事會由八名董事組成,其中五名為執行董事,即周中樞先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士;三名為獨立非執行董事,即林濬先生、馬紹援先生及譚惠珠女士。

* *僅供識別*



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

主要及關連交易－就位於中國南京之物業發展項目成立合資公司包括向合資公司提供融資

延遲寄發通函

董事會謹此宣佈，由於需要更多時間落實將載於該通函之若干資料，其中包括本集團負債及本集團經合併已收購之該地塊之備考資產負債表，故延遲該通函的寄發日期至二零零六年五月二十四日或之前。

本公司已向聯交所申請將寄發通函之期限延展至二零零六年五月二十四日或之前。

除非文義另有所指，本公佈所採用之詞彙與東方有色集團有限公司（「**本公司**」）於日期為二零零六年四月十一日就位於中國南京之物業發展項目成立合資公司包括向合資公司提供融資之公佈（「**該公佈**」）所界定者具有相同涵義。

誠如該公佈所述，本公司將於可行情況下儘快向股東寄發一份通函（「**該通函**」），當中載有（其中包括）該交易之進一步詳情、獨立董事委員會就該交易向獨立股東提供之意見及獨立財務顧問就該交易所提供之意見。

根據上市規則第14.38條，本公司須於該公佈刊發後二十一日內（即二零零六年五月三日或之前）向其股東寄發該通函。由於本公司需要更多時間落實按上市規則之要求載於該通函之若干資料，其中包括本集團負債及本集團經合併已收購之該地塊之備考資產負債表，故本公司已向聯交所申請將寄發該通函之期限延展至二零零六年五月二十四日或之前。

承董事會命
執行董事
何小麗

香港，二零零六年五月二日

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即周中樞先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

* *僅供識別*